UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           U.S. Bancorp
                         (Name of Issuer)

              Common Stock, Par Value $5.00 Per Share
                  (Title of Class of Securities)

                             91159610
                          (CUSIP Number)

                        Lee R. Mitau, Esq.
      Executive Vice President, General Counsel and Secretary
                      First Bank System, Inc.
                         First Bank Place
                      601 Second Avenue South
                    Minneapolis, MN 55402-4302
                          (612) 973-1111
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          March 20, 1997
      (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 91159610

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Bank System, Inc.
      I.R.S. Identification No. 41-0255900

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [  ]
      (b)  [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      WC, OO (See Item 3)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      29,492,084 shares (1) (including option to acquire up to 29,463,624 shares in certain circumstances) (See Item 5)

8.    SHARED VOTING POWER

      10,780 shares(1) (See Item 5)

9.    SOLE DISPOSITIVE POWER

      29,483,546 shares (1) (including option to acquire up to 29,463,624 shares in certain circumstances) (See Item 5)

10.   SHARED DISPOSITIVE POWER

      19,318 shares (1) (See Item 5)



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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,502,864 shares (1) (including option to acquire up to 29,463,624 shares in certain circumstances) (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6% (giving effect to full exercise of option to acquire
      29,463,624 shares in certain circumstances)

14.   TYPE OF REPORTING PERSON

      HC

      (1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF ALL BUT 100 OF SUCH SHARES PURSUANT TO RULE 13D-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. BENEFICIAL OWNERSHIP OF 29,463,624 OF SUCH SHARES IS BEING REPORTED HEREUNDER SOLELY AS A RESULT OF THE OPTION GRANTED PURSUANT TO THE USBC STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. HOWEVER, FIRST BANK SYSTEM, INC. EXPRESSLY DISCLAIMS ANY BENEFICIAL OWNERSHIP OF THE 29,463,624 SHARES OF U.S. BANCORP COMMON STOCK WHICH ARE OBTAINABLE BY FIRST BANK SYSTEM, INC. UPON EXERCISE OF THE OPTION BECAUSE THE OPTION IS EXERCISABLE ONLY IN THE CIRCUMSTANCES SET FORTH IN ITEM 4, NONE OF WHICH HAS OCCURRED AS OF THE DATE HEREOF.


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Item 1.    Security and Issuer.

      This statement relates to shares of common stock, par value
$5.00 per share (the "USBC Common Stock"), of U.S. Bancorp
("USBC"). The address of USBC's principal executive offices is 111 S.W. Fifth Avenue, Portland, Oregon 97204.

Item 2.    Identity and Background.

      (a) - (c) and (f). This statement is being filed by First Bank System, Inc., a bank holding company incorporated under the laws of the State of Delaware ("FBS"). FBS is a regional bank holding company headquartered in Minneapolis, Minnesota. FBS provides complete financial services to individuals and institutions through nine banks, a savings association and seven trust companies with 359 banking offices and 15 nonbanking offices in the 11 states of Minnesota, Colorado, Wisconsin, Illinois, Montana, North Dakota, South Dakota, Iowa, Kansas, Nebraska and Wyoming. The address of FBS is First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302.

      The name, business address, present principal occupation or employment and citizenship of each director and executive officer of FBS are set forth in Annex A hereto and are incorporated herein by reference.

      (d) - (e). During the last five years, neither FBS nor, to the best knowledge of FBS, any executive officer or director of FBS, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

      Pursuant to the USBC Stock Option Agreement described in
Item 4 (the "USBC Stock Option Agreement"), USBC has granted to FBS an option (the "Option") to purchase up to 29,463,624 shares of USBC Common Stock at a price of $47.75 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of USBC Common Stock


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currently covered thereby would require aggregate funds of
$1,406,888,046. If FBS were to purchase shares of USBC Common Stock pursuant to the USBC Stock Option Agreement, FBS currently anticipates that such funds would be provided from FBS's working capital, dividends from FBS subsidiaries and by borrowings from other sources yet to be determined.

      On February 24, 1997, FBS purchased 100 shares of USBC
Common Stock for an aggregate purchase price of $5050.00. Such funds were provided from FBS's working capital.

Item 4.  Purpose of Transaction.

      On March 19, 1997, FBS and USBC entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which USBC will be merged with and into FBS (the "Merger"). FBS will change its name to U.S. Bancorp upon consummation of the Merger.

      As a result of the Merger, each outstanding share of USBC Common Stock (excluding treasury and certain other shares) will be converted into 0.755 shares of common stock of FBS ("FBS Common Stock"). Each outstanding share of 8 1/8% cumulative preferred stock, Series A ("USBC Preferred Stock"), of USBC will be converted into one share of preferred stock of FBS with substantially identical terms as the USBC Preferred Stock which is converted. Consummation of the Merger would result in the USBC Common Stock and the USBC Preferred Stock ceasing to be authorized to be quoted on the Nasdaq Stock Market, Inc.'s National Market System ("NASDAQ") and the termination of registration of such securities pursuant to the Act.

      Pursuant to the Merger Agreement, USBC has agreed not to pay quarterly dividends on USBC Common Stock in excess of $0.31 per share.

      The Merger will be a tax-free reorganization and will be accounted for as a pooling of interests. The Merger is subject to a number of conditions set forth in the Merger Agreement. The
Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

      As a condition and inducement to FBS's entering into the Merger Agreement (and a reciprocal stock option agreement), USBC entered into the USBC Stock Option Agreement with FBS. Pursuant to the USBC Stock Option Agreement, USBC has granted to FBS an


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option to purchase up to 29,463,624 shares (the "Option Shares")
of USBC Common Stock at a price of $47.75 per share, exercisable only upon the occurrence of certain events. Under the USBC Stock Option Agreement, the Total Profit (as defined) which FBS, as grantee of the Option, may realize from the Option may not exceed $300 million. Under certain circumstances set forth in the USBC Stock Option Agreement, FBS, as grantee of the Option, may surrender the Option to USBC in exchange for a payment of $200 million. The USBC Stock Option Agreement is attached hereto as
Exhibit 99.2 and is incorporated herein by reference.

      Except as set forth in this Item 4, FBS has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

      The preceding summary of certain provisions of the Merger Agreement and the USBC Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer.

      (a) and (b). Pursuant to the USBC Stock Option Agreement, FBS has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 29,463,624 shares of USBC Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of USBC Common Stock currently outstanding. If FBS were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the USBC Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the option granted under the USBC Option Agreement is exercisable, FBS disclaims beneficial ownership of such shares of USBC Common Stock subject to the USBC Stock Option Agreement.

      As of February 28, 1997, FBS owned, and has the sole voting and investment power with respect to, 100 shares of USBC Common Stock (the "Owned Shares"). In addition, as of February 28,
1997, certain FBS subsidiaries may be deemed to be the beneficial owner of 39,140 shares of USBC Common Stock, which shares are held in a fiduciary capacity (the "Fiduciary Shares"). FBS has sole voting power with respect to 28,360 of such Fiduciary Shares, shared voting power with respect to 10,780 of such


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Fiduciary Shares, sole investment power as to 19,822 of such
Fiduciary Shares and shared investment power with respect to 19,318 of such Fiduciary Shares. The Owned Shares, the Option Shares and the Fiduciary Shares collectively represent approximately 16.6% of the outstanding shares of USBC Common Stock giving effect to the full exercise of the Option. FBS disclaims beneficial ownership of all of the Option Shares and all of the Fiduciary Shares.

      To the best of its knowledge, no executive officer or director of FBS beneficially owns any shares of USBC Common
Stock.

      (c) On February 24, 1997, FBS purchased 100 shares of USBC Common Stock at a price of $50.50 per share in an open market transaction on NASDAQ. Except as described above, and except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of USBC Common Stock by FBS, or, to the best knowledge of FBS, any of FBS's executive officers and directors during the past 60 days.

      (d) As described in paragraph (a) and (b) above, FBS and various subsidiaries of FBS may be deemed to be beneficial owners of shares of USBC Common Stock in trust accounts for customers with sole, shared or no investment powers. The beneficiaries of such trust accounts have the power to direct the payment of dividends and proceeds from the sale of such shares.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On March 19, 1997, in connection with the execution of the Merger Agreement, Joshua Green III, a director of USBC who beneficially owns approximately 5.7% of the outstanding USBC Common Stock, delivered a letter to USBC and FBS stating his intention to use reasonable best efforts to cause all shares of USBC Common Stock owned or controlled by him to be voted in favor of the Merger. In the letter, Mr. Green also agreed not to solicit any proposals or offers relating to any merger or other business combination involving USBC during the term of the Merger Agreement.

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      Also on March 19, 1997, in connection with the execution of the Merger Agreement, Harry L. Bettis, a director of USBC who beneficially owns approximately 2.0% of the outstanding USBC Common Stock, delivered a letter to USBC and FBS stating his intention to vote all shares of USBC Common Stock owned or controlled by him in favor of the Merger and describing his intention not to sell or dispose of any of his shares of USBC Common Stock prior to the Merger. In the letter, Mr. Bettis also agreed not to solicit any proposals or offers relating to any merger or other business combination involving USBC during the term of the Merger Agreement.

      The preceding summary of the letters delivered by Joshua
Green III and Harry L. Bettis is qualified in its entirety by reference to the full text of such letters, which are attached hereto as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference.

      Except as set forth in Items 3, 4, 5 and 6 neither FBS nor, to the best knowledge of FBS, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of USBC.

Item 7.  Materials to be Filed as Exhibits.

      99.1 Agreement and Plan of Merger, dated as of March 19,
           1997, by and between U.S. Bancorp and First Bank
           System, Inc.

      99.2 Stock Option Agreement, dated as of March 20, 1997, by and between First Bank System, Inc. and U.S. Bancorp.

      99.3 Letter of Joshua Green III, dated March 19, 1997.

      99.4 Letter of Harry L. Bettis, dated March 19, 1997.


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                             SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 28, 1997

                               FIRST BANK SYSTEM, INC.


                               /s/ David J. Parrin
                               -----------------------
                               David J. Parrin
                               Senior Vice President and
                               Controller



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                                                            ANNEX A

                      Identity and Background
                      -----------------------

      The following table sets forth the names, addresses and principal occupations of the executive officers and directors of FBS. Except as set forth below, the principal business address of each such director and executive officer is the address of First Bank System, Inc., First Bank Place, 601 Second Avenue South, Minneapolis, MN 55402-4302. Each of such directors and executive officers is a citizen of the United States.

  Name and Principal Business                     Occupation
            Address
-------------------------------------------------------------------------------
John F. Grundhofer                Director; Chairman, President and Chief
                                  Executive Officer of FBS

Arthur D. Collins, Jr.            Director; President and Chief Operating
Medtronic, Inc.                   Officer,  Medtronic, Inc.
7000 Central Avenue NE
Minneapolis, MN 55432-3576

Peter H. Coors                    Director; Vice Chairman and Chief
Coors Brewing Company             Executive Officer, Coors Brewing Company
12th & Ford Streets, BC 300
Golden, CO  80401

Roger L. Hale                     Director; President and Chief Executive
TENNANT Company                   Officer, TENNANT Company
701 North Lilac Drive
Minneapolis, MN  55422

Delbert W. Johnson                Director; Chairman and Chief Executive
Pioneer Metal Finishing           Officer, Pioneer Metal Finishing
1717 W. River Road North
Minneapolis, MN  55411

Norman M. Jones                   Director; Chairman, First Bank, fsb




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Richard L. Knowlton               Director; Chairman, The Hormel Foundation
The Hormel Foundation
301 North Main Street
Austin, MN  55912

Jerry W. Levin                    Director; Chairman, Revlon, Inc.
Revlon, Inc.
625 Madison Avenue
New York, NY  10022

Kenneth A. Macke                  Director; General Partner, Macke Partners
Macke Partners
5500 Wayzata Blvd., Ste. 950
Golden Valley, MN 55416

Marilyn Carlson Nelson            Director; Vice Chair, Carlson Companies,
Carlson Companies, Inc.           Inc.
Carlson Parkway
701 Lakeshore Pkwy.
Minnetonka, MN  55343

Edward J. Phillips                Director; Chairman and Chief Executive
Phillips Beverage Company         Officer, Phillips Beverage Company
25  Main Street SE
Minneapolis, MN  55414

James J. Renier                   Director; Retired Chairman and Chief
Honeywell Inc.                    Executive Officer, Honeywell Inc.
First Bank Place, Ste. 4925
601 Second Avenue South
Minneapolis, MN 55402

S. Walter Richey                  Director; Chairman and Chief Executive
Meritex, Inc.                     Officer, Meritex, Inc.
1800  International Centre
900 2nd Avenue South
Minneapolis, MN 55402




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Richard L. Robinson               Director; Chairman and Chief Executive
Robinson Dairy, Inc.              Officer, Robinson Dairy, Inc.
676 Bryant Street
Denver, CO  80204

Richard L. Schall                 Director; Retired Vice Chairman, Dayton
80 South 8th Street               Hudson Corporation
4900 IDS Center
Minneapolis, MN 55402

Walter Scott, Jr.                 Director; Chairman, President and Chief
Peter Kiewit Sons', Inc.          Executive Officer, Peter Kiewit Sons',
1000 Kiewit Plaza                 Inc.
Omaha, NE  68131

Philip G. Heasley                 Vice Chairman of FBS


Richard A. Zona                   Vice Chairman-Finance of FBS

J. Robert Hoffmann                Executive Vice President and Chief Credit
                                  Officer of FBS

Susan E. Lester                   Executive Vice President and Chief
                                  Financial Officer of FBS

Lee R. Mitau                      Executive Vice President, General Counsel
                                  and Secretary of FBS

John M. Murphy, Jr.               Chairman and Chief Investment Officer,
                                  First Trust National Association

Daniel C. Rohr                    Executive Vice President of Commercial
                                  Banking of FBS

Robert H. Sayre                   Executive Vice President of Human
                                  Resources of FBS

John R. Danielson                 Senior Vice President of Investor and
                                  Corporate Relations of FBS

David P. Grandstrand              Senior Vice President and Treasurer of FBS

David J. Parrin                   Senior Vice President and Controller of
                                  FBS




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Exhibit Number            Description
-----------------------------------------------------------------

99.1                      Agreement and Plan of Merger, dated as
                          of March 19, 1997, by and between U.S.
                          Bancorp and First Bank System, Inc.

99.2                      Stock Option Agreement, dated as of
                          March 20, 1997, by and between First
                          Bank System, Inc. and U.S. Bancorp.

99.3                      Letter of Joshua Green III, dated March
                          19, 1997.

99.4                      Letter of Harry L. Bettis, dated March
                          19, 1997.




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